Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 26, 2021

The following communication was made publicly available on the transaction-related website portal hosted by Canadian Pacific Railway Limited.

Bloomberg Opinion: Suez Ship Grounding Makes Case for Big Rail Merger

By Brooke Sutherland

26 March 2021

A blockbuster tie-up between Canadian Pacific and Kansas City Southern is a bet that supply-chain breakdowns like the Suez Canal blockage will keep happening.

It’s no coincidence that the two biggest industrial news events of the week involved a blockbuster North American railroad merger and a 200,000-ton container ship that got wedged into the Suez Canal, halting an estimated $9.6 billion worth of global trade on every day that it’s stuck. The former is a bet that events like the latter will keep snarling globalized supply chains and boost the appeal of more localized freight routes.

Canadian Pacific Railway Ltd. agreed on Sunday to buy Kansas City Southern for $29 billion including debt to create the first major rail network that runs the gamut of North America. The combined tracks form a “T” that stretches from Kansas City Southern’s legacy routes deep into Mexico across the U.S. Midwest and up along the Canadian border, creating the opportunity to ferry grain, chemicals, energy products, cars and consumer goods seamlessly between the three countries. If the deal is approved by regulators, the more efficient railroad would be in a stronger position to take market share from the trucking industry. It could also change the freight calculus for companies contemplating moving parts of their supply chains into North America.

“The pandemic has taught us that global extended supply chains involve greater risk than perhaps a lot of industrial companies are willing to tolerate and I do believe that there is a trend in supply-chain strategy to shrink and de-risk those supply chains,” Kansas City Southern Chief Executive Officer Patrick Ottensmeyer said on a call to discuss the deal. “This network is not only going to be in a position to benefit from those trends, but actually help drive those trends.”

He made that comment on Sunday, several days before strong winds battered the Ever Given container ship and caused the vessel to run aground in the Suez Canal. Caterpillar Inc. is among the companies facing shipping delays because of the blockage. The heavy-machinery maker is anticipating a lag of a week or more in shipments from Asia to its facilities in Europe and may even airlift products if the logjam gets bad enough, a person familiar with the matter told Bloomberg News. But even before the Suez Canal situation, freight costs were soaring as a stronger-than-expected recovery for everything from home goods to automobiles and now industrial parts disrupted the normal flow of ships between the U.S. and China and created a shortage in available container space in the places where it’s needed.

This time last year, the problem wasn’t a lack of ships to carry goods; it was the pandemic’s regional rolling lockdowns, which resulted in shuttered factories and made the practice of zig-zagging components across borders untenable. Before that, the underlying infrastructure of the globalized supply chain was working just fine but the Trump administration had made the strategy more expensive through tariffs.

This pileup of supply-chain pileups has sparked plenty of panicked alarm — some of it justified, some of it not. Many of these disruptions are short-term in nature. The canal will get unblocked, eventually. The wild, unpredictable swings in demand wrought by the pandemic will settle as the crisis subsides, with freight and factory capacity catching up to orders and balancing out over time, likely by the second half of this year. “It’s very possible, let’s put it that way, that you will see bottlenecks emerge and then clear over time,” Federal Reserve Chairman Jerome Powell said at a press conference earlier this month. “These are not permanent. It’s not like the supply side will be unable to adapt to these things.” But it’s hard to think of a moment in modern memory when the process of getting parts and goods across oceans and borders has been so fraught with pitfalls. That has consequences.

“Part of the problem is the same strategies that allow companies to cut costs will increase their risk,” David Simchi-Levi, a professor of engineering at the Massachusetts Institute of Technology who focuses on supply-chain management, said in an interview last month. “It’s not about switching from what they did to something different. It’s about finding the right balance between efficiency and resilience.” Mexico is in that sweet spot. The country isn’t without political and regulatory risks: during the early months of the pandemic, many American manufacturers complained of a harsher approach to factory lockdowns across the border than in the U.S. But labor costs are competitive with, if not lower than, those in China and the recently renegotiated North American free trade agreement cleared up the tariff issue. Kansas City Southern gets almost half of its revenue from Mexico.

I’ve been skeptical that reshoring manufacturing work back to North America will be some kind of megatrend, but that’s partly because there’s a misconception around what a reshoring trend really looks like. For select products such as medical gear and semiconductors, domestic factory lines have become a national priority and we can expect high-profile announcements in the vein of Intel Corp.’s pledge this week to spend $20 billion on two new chip factories in Arizona. But most large industrial manufacturers have for years championed localizing production near the point of consumption. Their focus is likely to be more about making sure their smaller suppliers adopt a similar mindset and have multiple ways of delivering an order. Supply chains also don’t have to be an either China or North America situation. “I see more companies focusing on a combination of global and local,” Simchi-Levi said. “For certain products, they have a localized strategy and are manufacturing in a specific region, but there are products where it’s important to benefit from economies of scale and you want a globalized manufacturing supply chain with low-cost strategies.”

These potential shifts would be a boon to a railroad that could single-handedly shuffle goods up and down North America. Perhaps that’s why Canadian Pacific was willing to pay so dearly for Kansas City Southern.

The $275-a-share stock-and-cash bid values the railroad at a 23% premium to where the shares settled before the deal announcement — itself a fresh record amid a stock market rally for industrial companies that’s defied both the pandemic and more recent inflation concerns.

Deals, Activists and Corporate Governance

Canadian Pacific will first have to persuade regulators to approve the Kansas City Southern deal before it can realize this dream of a U.S.-Canada-Mexico railroad. That’s no small feat. There hasn’t been a successful major North American railroad takeover since Warren Buffett’s Berkshire Hathaway Inc. acquired Burlington Northern Santa Fe for more than $35 billion in 2010. You have to go all the way back to the late 1990s to find a combination of two Class I railroads. That’s because the Surface Transportation Board — the primary regulatory body for railroads — enacted tougher antitrust rules in 2001 that required companies to prove mergers would bolster competition, improve service for customers and serve a public interest. Kansas City Southern was exempted from those rules because it’s the smallest of the major railroads. But it’s not clear if that exemption will stick in today’s environment, with the Biden administration signaling a skeptical stance toward the impact of consolidation on the broader economy. Another railroad can also ask for a Kansas City Southern merger to be subject to the higher standards.

Canadian Pacific and Kansas City Southern seem to be preparing for this possibility. They have couched the deal in environmentally friendly terms: railroads throw off significantly less carbon emissions than trucks, so any deal that helps persuade shippers to move freight off of highways and onto tracks is also good for the climate. The companies are also using a unique voting trust deal structure that allows for the transaction to close on a financial basis for shareholders in the second half of this year — well ahead of the mid-2022 timeline currently expected for antitrust signoff. The benefit of this arrangement is that it removes the threat of a long antitrust review as a barrier to shareholder approval. It also keeps a more level playing field between Canadian Pacific and other would-be acquirers of Kansas City Southern. Recall that private equity firms Blackstone Group Inc. and Global Infrastructure Partners tried to buy the railroad last year. The regulatory hurdles for such a takeover are much lower.

Ametek Inc. agreed to acquire Abaco Systems Inc., a maker of computers and avionics systems for the aerospace and defense industry, for $1.35 billion. Abaco is the former GE Intelligent Platforms, which was acquired by Veritas Capital in 2015 for an undisclosed sum. It’s the largest deal for the acquisitive Ametek. The company is one of a handful of M&A compounders in the industrial sector: it boosts its value through high-returning takeovers and then uses those returns to invest in more takeovers. The Abaco deal fits with Ametek’s plan to replicate this model with a larger target and to increase its exposure to growth themes and higher-technology products, Melius Research analyst Rob Wertheimer wrote in a note.

Leonardo SpA canceled the planned initial public offering of its U.S.-based DRS defense electronics unit after failing to get the price it wanted. Leonardo said it would revisit the offering when market conditions were more favorable, but shares of the company sank on the news. Low-cost airline Frontier Group Holdings Inc. looks set to have more luck. The company plans to price its initial public offering at $19 to $21 a share, raising as much as $315 million.

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FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its

2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.